Exhibit 99.1

[Translated from Hebrew]

July 31, 2014

The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Transaction Report, Part 1

A transaction is hereby reported in accordance with the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Thereof), 2001 and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, and the calling of an annual and extraordinary general meeting of the shareholders of the Company, on the agenda of which is the renewal of the agreement with Norstar Holdings Inc., the Company’s controlling shareholder (“Norstar”), the renewal of the indemnification undertaking granted to the directors, who are controlling shareholders of the Company,1 and additional topics as detailed in section 4.1 below.

1.	Description of the Main Points of the Transactions

1.1	It is proposed to approve the renewal of the contractual engagement with Norstar regarding the matters detailed below: (a) the management agreement between the Company on the one hand and Norstar and Norstar Israel Ltd., a wholly-owned subsidiary of Norstar (“Norstar Israel”) on the other (collectively, the “Norstar Group”) (the “Management Agreement”); and (b) non-competition agreement between the Company and the Norstar Group (the “Non-Competition Agreement”), with no change to their terms, apart from updating the management fees as set forth in section 1.1.1 in the body of the transaction report below. The aforementioned Management Agreement and Non-Competition Agreement have been integrated one with the other and have been approved by the Audit Committee and the Board of Directors of the Company and are being presented for the approval of the general meeting of the Company as a single unit, for a three-year period, commencing from November 16, 2014, as set forth in this transaction report below. Likewise, the renewal of the Management Agreement and the Non-Competition agreement have been approved by the Audit Committee of Norstar and are subject to receiving the approval of its Board Of Directors.

[1]	With respect to the the two individuals in question (see section 1.2 below), for purposes of the Company’s filings pursuant the Securities Exchange Act of 1934, as amended, Mr. Segal may be deemed to be a beneficial owner of the Company while Mr. Katzman may be deemed to control the Company.

The Management Agreement and Non-Competition Agreement were approved in January 2012 by the general meeting of the Company (after having been approved by the Audit Committee and the Board of Directors of the Company) as part of the agreement that includes the three elements detailed below: (a) the Management Agreement between the Company and the Norstar Group; (b) the Non-Competition Agreement between the Company and the Norstar Group; and (c) the grant of registration rights to Norstar with respect to Company securities held by it (collectively, the “2012 Agreement”). For details regarding the terms and conditions of the 2012 Agreement, refer to section 1 in the body of the transaction report.

1.2	It is proposed to approve the renewal of the indemnification undertaking granted to the directors who are the controlling shareholders of the Company, Messrs. Chaim Katzman and Dori Segal[2], who serve as the Chairman of the Company’s Board of Directors and as the Executive Vice Chairman therof, respectively, in an identical format and scope as the indemnification undertaking granted to the other directors and officers of the Company, for a three-year period, commencing from December 13, 2014. The deed of indemnification that is to be granted to Messrs Katzman and Segal is attached as Appendix A of this report.

[2]	See Footnote 1.

2.	Names of the Controlling Shareholders having a Personal Interest in the Contractual Engagements and Nature of their Personal Interest

In accordance with the details below, Messrs. Chaim Katzman and Dori Segal and Ms. Erica Ottosson are the controlling shareholders of Norstar, which is the controlling shareholder of the Company, and therefore they are also the controlling shareholders of the Company. Norstar (and thus also Mr. Katzman and Mr. Segal, who are also the Chairman of its Board of Directors and the Vice Chairman of its Board of Directors, respectively, and Ms. Erica Ottosson) has a personal interest in the transaction referred to in section 1.1 above, in view of Norstar being a party thereto.

Messrs. Chaim Katzman and Dori Segal have a personal interest in the transaction referred to in section 1.2 above, due to their being beneficiaries of the deed of indemnification. Ms. Erica Ottosson is the wife of Mr. Dori Segal.

To the best of the Company’s knowledge, the controlling shareholders of Norstar are: Mr. Chaim Katzman, who holds Norstar shares through private companies owned by himself and by his relatives (26.30% of Norstar’s issued share capital), directly and indirectly, and also through First US Financial LLC, which holds 18.18% of Norstar’s issued share capital3 (“FUF” and, collectively with Mr. Katzman, the “Katzman Group”), and also Mr. Dori Segal (who holds 8.80% of Norstar’s issued share capital) and his wife, Ms. Erica Ottosson (who holds 5.82% of Norstar’s issued share capital), who together, on January 31, 2013, entered into a shareholders’ agreement with the Katzman Group in connection with their holdings in Norstar. For details regarding the aforesaid shareholders’ agreement, refer to the immediate report dated January 31, 2013 (Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on January 31, 2013), with the information included therein incorporated herein by reference.

3.	Personal Interest of Members of the Company’s Board of Directors

Mr. Chaim Katzman, the Chairman of the Company’s Board of Directors, and Mr. Dori Segal, the Executive Vice Chairman of the Company’s Board of Directors, have a personal interest in the transactions described in sections 1.1 and 1.2, as set forth in section 2 above.

[3]	Mr. Katzman holds an irrevocable power of attorney from FUF, which allows Mr. Katzman to cast the votes available by virtue of FUF’s shares in Norstar in accordance with his judgment. FUF is a foreign-resident company registered in Nevada, United States and is owned by Mr. Katzman (including by means of private companies owned by him and by his relatives, directly and indirectly), Ms. Erica Ottosson and Mr. Martin Klein, with ownership interests of 51.4%, 22.6% and 26%, respectively. Ms. Ottosson has granted Mr. Katzman an the revocable power of attorney to vote her shares of FUF Stock at the shareholders’ meetings of FUF.

Mr. Arie Mientkavich could be considered as having a personal interest in the transactions described in sections 1.1 and 1.2 above, in view of his employment as Deputy Chairman of the Board of Directors of the Company, which as stated above is under the indirect control Messrs. Katzman and Segal.

4.	Calling an Annual and Extraordinary General Meeting – Place and Time to be Held, the Agenda, the Required Majority, the Legal Quorum and the Record Date

An annual and extraordinary general meeting of the Company’s shareholders will be held on Thursday, September 4, 2014, at 11:00, at the Company’s offices at 1 Derech Hashalom, Tel Aviv, Israel.

4.1.	The main topics on the agenda:

4.1.1.	Approving the renewal of the Management Agreement (including the revision to the management fees) and the Non-Competition Agreement that are included in the 2012 Agreement, as set forth in section 1.1 of the Transaction Report, Part 2 (as defined below).

4.1.2.	Approving the renewal of the deed of undertaking for indemnification of the directors who are the controlling shareholders of the Company, Messrs. Chaim Katzman and Dori Segal[4], as set forth in section 1.2 of the Transaction Report, Part 2.

4.1.3.	In addition, the following topics and motions are on the agenda:

4.1.3.1.	Discussion of the financial statements and the directors’ report

Discussion of the financial statements and the directors’ report of the Company for the year ended December 31, 2013, as set forth in section 8.1.3.1 of the Transaction Report, Part 2.

4.1.3.2.	Appointment of the independent auditors of the Company and authorization for the Board of Directors to set their fees

Reappointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company and authorization for the Board of Directors to set their fees, as set forth in section 8.1.3.2 of the Transaction Report, Part 2.

[4]	See Footnote 1.

4.1.3.3.	Reappointment of directors of the Company

Reappointment of Messrs. Shaiy Pilpel, Gary Epstein and Douglas Sesler as directors of the Company, in accordance with Articles 78.1-78.3 of the Company’s articles of association, as set forth in section 8.1.3.3 of the Transaction Report, Part 2.

The appointment of each of Messrs. Pilpel, Epstein and Sesler will be put to the vote separately.

4.1.3.4.	Reappointment of Ms. Noga Knaz as an external director of the Company

Reappointment of Ms. Noga Knaz as an external director of the Company, for an additional service period of three years, commencing from September 14, 2014, as set forth in section 8.1.3.4 of the Transaction Report, Part 2.

4.2.	The required majority:

4.2.1.	For the purpose of passing the motions set forth in sections 1.1 (approving the renewal of the Company’s engagement with the Norstar Group in the Management Agreement, including updating the management fees. and in the Non-Competition Agreement that are included in the 2012 Agreement) and 1.2 (renewal of the deed of undertaking to indemnify the directors who are included among the Company’s controlling shareholders) and in accordance with the provisions of Section 275(a) of the Company’s Law, 1999 (the “Companies Law”), it is necessary for one of the following to be fulfilled:

4.2.1.1.	The majority of the votes at the general meeting cast in favor will be comprised of a majority of the total votes of the shareholders who are not controlling shareholders of the Company nor are shareholders with a personal interest in approving the appointment (except for a personal interest not arising from the shareholder’s connection with the controlling shareholder), who participate in the vote (in counting the total number of votes of the aforementioned shareholders, abstentions will not be taken into account);

4.2.1.2.	The total number of votes cast against passing the resolution by the shareholders referred to in subsection 4.2.1.1 above will not exceed two percent of the Company’s total voting rights.

4.2.2.	For the purpose of passing the motions set forth in sections 4.1.3.2 (appointment of the independent auditors of the Company) and 4.1.3.3 (reappointment of directors of the Company), a simple majority is required.

4.2.3	For the purpose of passing the motion set forth in section 4.1.3.4 (reappointment of Ms. Noga Knaz as an external director of the Company) and in accordance with the provisions of Section 239(b) of the Companies Law, it is necessary for one of the following conditions to be fulfilled:

4.2.3.1	The majority of the votes at the general meeting cast in favor will be comprised of a majority of the total votes of the shareholders who are not controlling shareholders of the Company nor are shareholders with a personal interest in approving the appointment (except for a personal interest not arising from the shareholder’s connection with the controlling shareholder), who participate in the vote (in counting the total number of votes of the aforementioned shareholders, abstentions will not be taken into account);

4.2.3.2	The total number of votes cast against passing the resolution by the shareholders referred to in subsection 4.2.3.1 above will not exceed two percent of the Company’s total voting rights.

4.3.	The record date: The record date for determining the eligibility of a shareholder of the Company to vote at the general meeting is at the end of the day on August 18, 2014.

4.4.	One or more shareholders holding shares constituting five percent or more of the total voting rights of the Company (namely, 8,851,205 shares), and also any person holding the aforesaid percentage of the total voting rights that are not held by the controlling shareholder of the Company (namely, 4,369,427 shares), are entitled to view the voting ballots as set forth in Regulation 10 of the Companies Regulations (Voting Balance and Position Papers), 2005.

5.	Viewing the documents

The text of the proposed resolutions may be viewed at the Company’s offices at the address stated above, during normal working hours and with prior coordination (telephone: 03-6948000, fax: 03-6961910).

July 31, 2014

The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Transaction Report, Part 2

A transaction is hereby reported in accordance with the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Thereof), 2001 and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, and the calling of an annual and extraordinary general meeting of the shareholders of the Company, on the agenda of which is the renewal of the agreement with Norstar Holdings Inc., the Company’s controlling shareholder (“Norstar”), the renewal of the indemnification undertaking granted to the directors, who are controlling shareholders of the Company, and additional topics as detailed in section 8.1 below.

1.	Condensed Description of the Transactions and their Main Terms

1.1.	It is proposed to approve the renewal of the contractual engagement with Norstar regarding the matters detailed below: (a) the management agreement between the Company on the one hand and Norstar and Norstar Israel Ltd., a wholly-owned subsidiary of Norstar (“Norstar Israel”) on the other (collectively, the “Norstar Group”) (the “Management Agreement”); and (b) non-competition agreement between the Company and the Norstar Group (“Non-Competition Agreement”), with no change to their terms, apart from the revision to the management fees as set forth in section 1.1.1 below. The aforementioned Management Agreement and Non-Competition Agreement have been integrated into one master agreement and have been approved by the Audit Committee and the Board of Directors of the Company and are being presented for the approval of the general meeting of the Company as a single unit, for a three-year period, commencing from November 16, 2014, as set forth below.

The Management Agreement and Non-Competition Agreement were approved in January 2012 by the general meeting of the Company’s shareholders (after having been approved by the Audit Committee and the Board of Directors of the Company) as part of the agreement that includes the three elements detailed below: (a) the Management Agreement between the Company and the Norstar Group; (b) the Non-Competition Agreement between the Company and the Norstar Group; and (c) the grant of registration rights to Norstar with respect to Company securities held by it (the “2012 Agreement”). The 2012 Agreement amended the previous contractual engagement between the parties that had been in force since July 1, 1998, within the framework of an agreement for the restructuring (reorganization) of the parties’ businesses at that time, which was intended to concentrate within the Company all the real estate operations and real estate holdings of the Norstar Group and of the Company (the “Reorganization Agreement”). In light of the provisions of Section 275(a1) of the Companies Law, the 2012 Agreement is again being brought before the aforementioned organs for approval, but only insofar as it relates to the Management Agreement and the Non-Competition Agreement, since the grant of the registration rights included in the 2012 Agreement has been approved for a ten-year period, as set forth below. The renewal of the agreement has been approved by the Audit Committee of Norstar and is subject to the receipt of the approval of the Board Of Directors of Norstar.

The main points of the 2012 Agreement that are being brought before the general meeting for approval are as follows:

1.1.1.	Management Services Agreement

Pursuant to the 2012 Agreement, whose renewal is being brought before the general meeting for approval, the Company provides the Norstar Group with management services in return for a monthly payment amounting to NIS 105 thousand plus VAT (the “Management Fees”), which is linked to the consumer price index for the month of December 2011. At present, the Management Fees amount to NIS 108 thousand (plus VAT). In accordance with the management services agreement, the Company provides Norstar and a wholly-owned subsidiary with secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and dealing with bank financing, the capital market and investments.

It is proposed that the management services agreement be approved in an identical fashion to the 2012 Agreement, while revising the Management Fees. In accordance with the latest calculation prepared by the Company, it is proposed that the monthly Management Fees be increased to an amount of NIS 122 thousand (plus VAT), linked to the index known at the time of renewing the agreement. Revising the Management Fees reflects the increase in the expenses incurred by the Company in order to provide the management services, as of the present time (including: increases in IT expenses, rental fees, payroll and consulting expenses, etc.).

The Management Agreement is for a three-year period, commencing from November 16, 2014. Upon its termination, it will be renewed automatically from time to time for a three-year period on each occasion, with each of the parties having the right not to renew the agreement by giving written notice to the other party, not later than 90 days prior to the termination of the agreement period (all being subject to the provisions of the law).

1.1.2.	Non-Competition Agreement

The Non-Competition Agreement between the parties that was part of the Reorganization Agreement that was revised within the framework of the 2012 Agreement, whereby Norstar undertook that, so long as the Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its interests in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company.

The aforementioned does not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that the Norstar Group does not own 5% or more of the issued share capital of any such company. The Non-Competition Agreement includes a provision that, in the event of the Norstar Group desiring to operate in any real estate-related field, which is not shopping centers or medical office buildings, it will first have to propose the operation being examined to the Company, and only if the Company, following the approval of its Audit Committee, confirms that it is not interested in engaging in the operation being examined by the Norstar Group, will the Norstar Group be able to engage in the said operation itself. The right of first offer will continue to be in effect with respect to specific transactions in the field which was examined by the Norstar Group and was refused by the Company. Upon the initial decision of the Company’s Audit Committee not to engage in a specific real estate field, the Company will publish an immediate report with respect thereto, which will specify the proposed field of operations. Moreover, the Company will, in its periodic and/or quarterly reports, specify details regarding the transactions conducted by the Norstar Group in the relevant period, which were first offered to the Company and which the Company decided not to conduct as stated, provided that no details will be published in connection with concrete transactions that had not already been published by the Norstar Group at that time and provided that the detailed reasoning behind the decision of the Audit Committee to reject the said proposed transactions is also disclosed. For avoidance of doubt, it is clarified that the principle of granting the first offer right to the Company, described above, will not apply to engagements in the field of shopping centers and in the field of medical office buildings, in which the Norstar Group will not be able to engage so long as the Non-Competition Agreement is in force.

It is proposed that the Non-Competition Agreement be approved with identical wording to that included in the text of the 2012 Agreement.

1.1.3.	Registration Rights Granted to the Norstar Group

It should be noted that the 2012 Agreement also includes registration rights for the Norstar Group in connection with the issuance of the Company’s shares on the New York Stock Exchange (NYSE). However, this element of the 2012 Agreement is not being presented for approval at the general meeting of shareholders being convened in accordance with this report. In January 2012, the Audit Committee of the Company confirmed that the validity of the rights registration agreement – a period that commenced from the time of the Company’s offering on the NYSE (in December 2011) and that will continue until there are no longer any securities eligible for registration by virtue thereof or until the expiration of ten years from the date of its signing, whichever is the earlier – is reasonable, given the circumstances of the matter, and is in accordance with the provisions of Section 275A1(2) of the Companies Law. For details regarding the registration rights granted to the Norstar Group, refer to the immediate report for the convening of a general meeting dated January 23, 2012 (Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on January 26, 2012), with the information included therein being incorporated herein by reference.

1.2.	It is proposed to approve the renewal of the indemnification undertaking granted to the directors who are the controlling shareholders of the Company, Messrs. Chaim Katzman and Dori Segal, in an identical format and scope as the indemnification undertaking granted to the other directors and officers of the Company, for a three-year period, commencing from December 13, 2014. The deed of indemnification that is to be granted to Messrs Katzman and Segal is attached as Appendix A of this report. The renewal of the grant of the deed of indemification is required in light of the provisions of Section 275(a1) of the Companies Law, as referred to above, pursuant to which the grant of the deed of indemnification to directors who are the controlling shareholders has to be approved once every three years.

2.	Names of the Controlling Shareholders Having a Personal Interest in the Contractual Engagements and Nature of their Personal Interest

In accordance with the details below, Messrs. Chaim Katzman and Dori Segal and Ms. Erica Ottosson (Mr. Segal’s spouse) are the controlling shareholders of Norstar, which is the controlling shareholder of the Company, and therefore they are also the controlling shareholders of the Company5. Norstar (and thus also Mr. Katzman and Mr. Segal, who are also the Chairman of its Board of Directors and the Vice Chairman of its Board of Directors, respectively, and also Ms. Erica Ottosson) has a personal interest in the transaction referred to in section 1 above, in view of Norstar being a party thereto.

Messrs. Chaim Katzman and Dori Segal have a personal interest in the transaction referred to in section 1.2 above, due to their being beneficiaries of the deed of indemnification. Ms. Erica Ottosson is the wife of Mr. Dori Segal.

To the best of the Company’s knowledge, the controlling shareholders of Norstar are: Mr. Chaim Katzman, who holds Norstar shares through private companies owned by himself and by his relatives (26.30% of Norstar’s issued share capital), directly and indirectly, and also through First US Financial LLC, which holds 18.18% of Norstar’s issued share capital6 (“FUF” and, collectively with Mr. Katzman, the “Katzman Group”), and also Mr. Dori Segal (who holds 8.80% of Norstar’s issued share capital) and his wife, Ms. Erica Ottosson (who holds 5.82% of Norstar’s issued share capital, as well as 22.6% of FUF’s shares, as described in footnote 2 below), who together, on January 31, 2013, entered into a shareholders’ agreement with the Katzman Group in connection with their holdings in Norstar. For details regarding the aforesaid shareholders’ agreement, refer to the immediate report dated January 31, 2013 (Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on January 31, 2013), with the information included therein incorporated herein by reference.

[5]	With respect to the the individuals in question, for purposes of the Company’s filings pursuant the Securities Exchange Act of 1934, as amended, Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of the Company while Mr. Katzman may be deemed to control the Company.
[6]	Mr. Katzman holds an irrevocable power of attorney from FUF, which allows Mr. Katzman to cast the votes available by virtue of FUF’s shares in Norstar in accordance with his judgment. FUF is a foreign-resident company registered in Nevada, United States and is owned by Mr. Katzman (including by means of private companies owned by him and by his relatives, directly and indirectly), Ms. Erica Ottosson and Mr. Martin Klein, with ownership interests of 51.4%, 22.6% and 26%, respectively. Ms. Ottosson has granted Mr. Katzman an the revocable power of attorney to vote her shares of FUF Stock at the shareholders’ meetings of FUF.

3.	Personal interest of members of the Company’s Board of Directors

Mr. Chaim Katzman, the Chairman of the Company’s Board of Directors, and Mr. Dori Segal, the Executive Vice Chairman of the Company’s Board of Directors, have a personal interest in the transactions described in sections 1.1 and 1.2, as set forth in section 2 above.

Mr. Arie Mientkavich could be considered as having a personal interest in the transactions described in sections 1.1 and 1.2 above, in view of his employment as Deputy Chairman of the Company’s Board of Directors, which as stated is under the direct control of Norstar and under the indirect control of (inter alia) Messrs. Katzman and Segal.

4.	Approvals required to carry out the transactions

4.1.	The transaction described in section 1.1 above was approved (unanimously) by the Audit Committee of the Company on July 23, 2014 and was also approved (unanimously) by the Board of Directors of the Company on July 30, 2014. Likewise, this transaction was approved by the Audit Committee of Norstar and is subject to the approval of the Board of Directors of Norstar (its approval is expected to be received prior to the date of convening the general meeting that is the subject of this transaction report).

4.2.	The transaction described in section 1.2 above was approved (unanimously) by the Compensation Committee of the Company on July 23, 2014 and was also approved (unanimously) by the Board of Directors of the Company on July 30, 2014.

4.3.	The transactions described in section 1 above are subject to the approval of the general meeting of the Company by a special majority, in accordance with the provisions of Section 275 of the Companies Law, as set forth in section 8.2.1 below.

5.	Method of determining the consideration for the transaction described in section 1.1

5.1.	The proposed Management Fees are based on the latest assessment of the cost of employing Company employees whose services are used in providing the management services and the proportionate part of their work time that is devoted to dealing with the Norstar Group, with the addition of the overhead expenses related to providing the services by the aforesaid employees.

5.2.	The revision to the Management Fees reflects the increase in the expenses incurred by the Company in order to provide the management services from the time of entering into the 2012 Agreement until the present time (including: increases in IT expenses, rental fees, payroll and consulting expenses, etc.), while there has been no significant change in the scope of the activities of the Company and Norstar since the approval date of the 2012 Agreement.

6.	Transactions of the Same Type as the Proposed Transactions or Similar Transactions

6.1.	During the two years preceding the approval by the Company’s Board of Directors of the transactions that are the subject of this immediate report, no transactions that were similar to this transaction were conducted between the Company and a controlling shareholder thereof or in which a controlling shareholder had a personal interest; likewise, as of the date of this report, there were no such transactions in force, other than the existing 2012 Agreement, whose renewal is being brought before the general meeting for approval, as set forth in section 1.1 above.

6.2.	As of the date of this report, Messrs. Katzman and Segal benefit from the indemnification arrangement approved by the general meeting of the Company on December 13, 2011.

7.	Reasoning of the Audit Committee and the Compensation Committee (as applicable) and the Board of Directors, and the Names of the Directors who Participated in the Discussions

7.1.	Management Agreement and Non-Competition Agreement

7.1.1.	In light of the fact that the principal activity of the Norstar Group is its ownership interest in the Company, the provision of the management services by the Company is efficient and does not require the investment of considerable resources on the part of the Company. It should be noted that the arrangement to provide the management services was first agreed to within the framework of the Reorganization Agreement from 1998, as referred to above, within the framework of which Norstar also gave the Company a non-competition undertaking. Continuation of the arrangement, while revising its economic terms, is thus appropriate in this context too.

7.1.2.	Since the date of signing the 2012 Agreement until now, no material change has taken place in the scope of the activity, the assets and the employees of the Company or of the Norstar Group.

7.1.3.	In light of the activity of the Norstar Group since the Reorganization Agreement until the present, and the scope of the management services that are currently provided to it by the Company, the Management Fees proposed in the management services agreement, subject to their updating, in accordance with changes in the costs of the manpower and and services actually provided to the Norstar Group with effect from the date of entering into the 2012 Agreement, constitute a fair and reasonable consideration.

The Audit Committee held a discussion in accordance with the provisions of Section 117 (1b) of the Companies Law and decided that, in relation to the management services agreement – to which the Company is the party that provides the services, a competitive process is not the appropriate process for examining the transaction, and that “another process” should be established for examining the consideration that is paid to the Company in light of the cost to the Company, as set forth in section 1.1.1 above.

7.1.4.	Moreover, in relation to the Non-Competition Agreement, since the date of signing the Reorganization Agreement in 1998 (and even prior thereto) until the present, the principal activity of the Company has been in the field of owning, operating and developing shopping centers and the Company intends to focus on this field in the future, as well as being active in the field of medical office buildings. In the Company’s opinion, the Non-Competition Agreement in its current wording does not prejudice or limit the existing and/or currently planned activity.

7.1.5.	In light of the aforesaid, renewal of the 2012 Agreement in its entirety is in the Company’s best interests.

7.1.6.	The directors who participated in taking the above decision at the Audit Committee of the Company are Messrs. Yair Orgler (Chairman of the Committee and an external director), Haim Ben-Dor, Shaiy Pilpel and Ronnie Bar-On (an external director) and Ms. Noga Knaz (an external director). The directors who participated in taking the decision at the Board of Directors are the directors noted above who participated in taking the decision at the Audit Committee and also Messrs. Gary Epstein and Douglas Sesler. Mr. Chaim Katzman, Mr. Dori Segal and Mr. Arie Mientkavich did not take part in the discussions or in making the decision on the topic that is the subject of this immediate report at the meeting of the Company’s Board of Directors.

7.2.	Grant of Indemnification Undertaking

7.2.1.	Indemnification Undertakings are required in order to allow the directors to act freely for the benefit of the Company and is common practice at companies of a similar size to that of the Company.

7.2.2.	There is no justification for differentiating in this matter between directors and officers who are controlling shareholders of the Company and those that are not controlling shareholders thereof, and it is therefore proposed that the terms and conditions of the deeds of indemnification approved for the rest of the directors and officers of the Company will also apply in an identical fashion for Messrs. Katzman and Segal (except in relation to the grant of an exemption from liability which will not be granted to them).

7.2.3.	The grant of an indemnification undertaking to all the Company’s directors, including Messrs. Katzman and Segal, was approved in the past by the Audit Committee, the Board of Directors and the general meeting of the Company, and the topic currently under discussion is only the renewal of the validity of the indemnification undertaking in relation to Messrs. Katzman and Segal.

7.2.4.	The directors who participated in taking the above decision at the Compensation Committee of the Company are Messrs. Ronnie Bar-On (Chairman of the Committee and an external director), Haim Ben-Dor, Shaiy Pilpel and Yair Orgler (an external director) and Ms. Noga Knaz (an external director). The directors who participated in taking the decision at the Board of Directors are the directors noted above who participated in taking the decision at the Compensation Committee and also Messrs. Gary Epstein and Douglas Sesler. Mr. Chaim Katzman, Mr. Dori Segal and Mr. Arie Mientkavich did not take part in the discussions or in making the decision on the topic that is the subject of this immediate report at the meeting of the Company’s Board of Directors.

In accordance with the provisions of Section 275(d) of the Companies Law, the Audit Committee, the Compensation Committee (as the case may be) and the Board of Directors examined whether the aforesaid transactions include a distribution, as defined in the Companies Law, and determined that the transactions do not include a distribution.

8.	Calling an Annual and Extraordinary General Meeting – Place and Time to be held, the Agenda, the Required Majority, the Legal Quorum and the Record Date

An annual and extraordinary general meeting of the Company’s shareholders will be held on Thursday, September 4, 2014, at 11:00, at the Company’s offices at 1 Derech Hashalom, Tel Aviv, Israel.

8.1.	The topics on the agenda:

8.1.1.	Approving the renewal of the Company’s engagement with the Norstar Group in the Management Agreement (including the revision to the management fees) and in the Non-Competition Agreement that are included in the 2012 Agreement, as set forth in section 1.1 of the transaction report.

8.1.2.	Approving the renewal of the deed of undertaking for indemnification of the directors who are the controlling shareholders of the Company, Messrs. Chaim Katzman and Dori Segal[7], as set forth in section 1.2 of the transaction report.

8.1.3.	In addition, the following topics and motions are on the agenda:

8.1.3.1.	Discussion of the Financial Statements and the Directors’ Report

Discussion of the financial statements and the directors’ report of the Company for the year ended December 31, 2013.

The Company’s periodic report for 2013, which was published on March 26, 2014 (and which included the financial statements and the directors’ report for said period) (Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on March 27, 2014) (the “Periodic Report”) may be viewed on the distribution site of the Israel Securities Authority, whose address is www.isa.gov.il, and on the Internet site of the Tel Aviv Stock Exchange Ltd., whose address is www.tase.co.il.

[7]	See Footnote 5.

8.1.3.2.	Appointment of the Independent Auditors of the Company and Authorization for the Board of Directors to set their Fees

Reappointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company and authorization for the Board of Directors to set their fees.

In accordance with the rules of the New York Stock Exchange (NYSE) and the provisions of the Companies Law, the Company’s Audit Committee has recommended to the Board of Directors of the Company and to its shareholders to reappoint the firm of Kost Forer Gabbay & Kasierer as the independent auditors of the Company.

Kost Forer Gabbay & Kasierer is not connected with the Company and/or with its subsidiaries, except as independent auditors, and from time to time as tax consultants. For details regarding the professional fees paid with respect to 2013 to Kost Forer Gabbay & Kasierer, refer to section 5.3 of the directors’ report in the Periodic Report.

8.1.3.3.	Reappointment of Directors of the Company

(a)	Reappointment of Mr. Shaiy Pilpel as a director of the Company, in accordance with Articles 78.1-78.3 of the Company’s articles of association.

(b)	Reappointment of Mr. Gary Epstein as a director of the Company, in accordance with Articles 78.1-78.3 of the Company’s articles of association.

(c)	Reappointment of Mr. Douglas Sesler as a director of the Company, in accordance with Articles 78.1-78.3 of the Company’s articles of association.

8.1.3.3.1.	In accordance with the provisions of Articles 78.1-78.3 of the Company’s articles of association, it is proposed to reappoint Messrs. Shaiy Pilpel, Gary Epstein and Douglas Sesler, who are members of the third group (as defined in article 78.1.2 of the Company’s articles of association, and as classified by the general meeting held on January 12, 2012), and whose service terminates on the date of the general meeting that is the subject of this report, as directors of the Company for an additional period of service that will end on the date of the annual general meeting to be held in the third year following the annual general meeting that is the subject of this report (namely, at the annual general meeting to be held in 2017, subject to that stated in section 8.1.3.3.2). Messrs. Pilpel, Epstein and Sesler will be reappointed as members of the third group.

In accordance with the Company’s articles of association, all the other directors will continue their service, except for the external directors, whose service is in accordance with the provisions of the Companies Law (namely, Messrs. Chaim Katzman, Arie Mientkavich, Dori Segal and Haim Ben-Dor).

8.1.3.3.2.	Mr. Shaiy Pilpel has served as a director of the Company since December 31, 2006. It should be noted that, in light of the eligibility requirements for an independent director under the Companies Law, upon completing nine years’ service as a director of the Company (namely, on December 31, 2015), Mr. Pilpel’s service as a director of the Company will terminate, and he will not be eligible for reappointment as a director of the Company.

8.1.3.3.3.	Mr. Gary Epstein has served as a director of the Company since January 12, 2012.

8.1.3.3.4.	Mr. Douglas Sesler has served as a director of the Company since January 12, 2012.

8.1.3.3.5.	In the opinion of the Company’s Board of Directors, relying, inter alia, on the declarations of eligibility they provided to the Company, Messrs. Pilpel, Epstein and Sesler possess accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications), 2005 (the “Expertise and Qualifications Regulations”).

The declarations of eligibility of Messrs. Pilpel, Epstein and Sesler as independent directors possessing accounting and financial expertise are attached as Appendices B1, B2 and B3 of this report. For details regarding Messrs. Pilpel, Epstein and Sesler (including their education and experience), refer to Regulation 26 in Chapter D (Additional Details) of the Periodic Report. The aforesaid information is presented here by means of this reference.

8.1.3.3.6.	Upon the reappointment of Messrs. Pilpel, Epstein and Sesler as directors of the Company, Messrs. Pilpel, Epstein and Sesler will each be entitled to an annual fee and a participation fee, just as the rest of the Company’s directors are so entitled (apart from those directors who hold an additional position in the Company). For details of the fees and the exemption, insurance and indemnification arrangements to which Messrs. Pilpel, Epstein and Sesler are entitled with respect to their service as directors of the Company, refer to Appendix C of this report.

The appointment of each of Messrs. Pilpel, Epstein and Sesler will be put to the vote separately.

8.1.3.4.	Reappointment of Ms. Noga Knaz as an External Director of the Company

Reappointment of Ms. Noga Knaz as an external director of the Company, for an additional service period of three years, commencing from September 14, 2014.

8.1.3.4.1.	Ms. Noga Knaz has served as an external director of the Company since August 12, 2008. On September 14, 2011, the general meeting of the Company approved the reappointment of Ms. Noga Knaz for a second term, which will terminate on September 13, 2014.

8.1.3.4.2.	In the opinion of the Company’s Board of Directors, relying, inter alia, on the declaration she provided to the Company, Ms. Knaz possesses accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Expertise and Qualifications Regulations. In accordance with the provisions of Section 241 of the Companies Law, the declaration of eligibility of Ms. Knaz as a director possessing accounting and financial expertise is attached as Appendix B4 of this report. For details regarding Ms. Noga Knaz (including her education and experience), refer to Regulation 26 in Chapter D of the Periodic Report, with the information included therein being presented here by means of this reference.

Upon her reappointment as an external director of the Company, Ms. Knaz will be entitled to an annual fee and a participation fee, just as the rest of the Company’s directors are so entitled (apart from those directors who hold an additional position in the Company). For details of the fees and the exemption, insurance and indemnification arrangements to which Ms Knaz is entitled with respect to her service as an external director of the Company, refer to Appendix C of this report.

8.2.	The required majority:

8.2.1.	For the purpose of passing the motions set forth in sections 1.1 (approving the renewal of the Company’s engagement with the Norstar Group in the Management Agreement, including updating the management fees. and in the Non-Competition Agreement that are included in the 2012 Agreement) and 1.2 (renewal of the deed of undertaking to indemnify the directors who are included among the Company’s controlling shareholders) and in accordance with the provisions of Section 275(a) of the Company’s Law, 1999 (the “Companies Law”), it is necessary for one of the following to be fulfilled:

8.2.1.1.	The count of the majority of the votes at the general meeting will comprise at least a majority of the total votes of the shareholders not having a personal interest in approving the transaction, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

8.2.1.2.	The total number of votes cast against passing the resolution by the shareholders referred to in subsection 8.2.1.1 above will not exceed two percent of the Company’s total voting rights.

8.2.2.	For the purpose of passing the motions set forth in sections 8.1.3.2 (appointment of the independent auditors of the Company) and 8.1.3.3 (reappointment of directors of the Company), a simple majority is required.

8.2.3.	For the purpose of passing the motion set forth in section 8.1.3.4 (reappointment of Ms. Noga Knaz as an external director of the Company) and in accordance with the provisions of Section 239(b) of the Companies Law, it is necessary for one of the following to be fulfilled:

8.2.3.1.	The majority of the votes at the general meeting cast in favor will be comprised of a majority of the total votes of the shareholders who are not controlling shareholders of the Company nor are shareholders with a personal interest in approving the appointment (except for a personal interest not arising from the shareholder’s connection with the controlling shareholder), who participate in the vote (in counting the total number of votes of the aforementioned shareholders, abstentions will not be taken into account);

8.2.3.2.	The total number of votes cast against passing the resolution by the shareholders referred to in subsection 8.2.3.1 above will not exceed two percent of the Company’s total voting rights.

8.3.	A legal quorum will exist when at least two shareholders are present, in person or by proxy, who together hold at least 35% of the Company’s voting rights. If after half an hour from the appointed time for the general meeting a legal quorum is not present, the general meeting will be postponed until the same day of the next week, at the same time and place. If a legal quorum is not present at the postponed general meeting after half an hour from the appointed time, then a legal quorum will be deemed to exist if at least two shareholders with voting rights are present, in person or by proxy, who together hold at least 30% of the Company’s voting rights.

8.4.	The record date for determining the eligibility of a shareholder of the Company to vote at the general meeting, as referred to in Section 182 of the Companies Law, is at the end of the day on August 18, 2014 (the “Record Date”).

8.4.1	In accordance with the Companies Regulations (Proving Ownership of a

Share in Order to Vote at a General Meeting), 2000, when a shareholder is entitled to a share that is registered with a member of the Tel Aviv Stock Exchange Ltd. and said share is included among the Company shares recorded in the register of shareholders in the name of a nominee company, and the shareholder wishes to vote at the general meeting, then said shareholder will provide the Company with a confirmation from the Stock Exchange member with whom his share entitlement is registered, certifying his ownership of the share, on the Record Date, in accordance with the text in Form 1 in the Schedule to the above regulations.

8.5.	A proxy to participate and vote at the general meeting must be lodged, at the Company’s offices at 1 Derech Hashalom, Tel Aviv, Israel, at least 48 hours prior to the time of opening the general meeting.

8.6.	The address of the distribution site of the Israel Securities Authority (the “Distribution Site”) and the Internet site of the Tel Aviv Stock Exchange Ltd., where the text of the voting ballot and position papers, as defined in the Section 88 of the Companies Law, may be found, are as follows: www.magna.isa.gov.il and www.maya.tase.co.il, respectively. Voting by means of a voting ballot will be done on the second part of the voting ballot published on the Distribution Site. A shareholder is entitled to apply to the Company directly in order to obtain the text of the voting ballot and the positions papers (if any). A Stock Exchange member will send, without charge, by e-mail, a link to the text of the voting ballot and the position papers, on the Distribution Site to every shareholder who is not registered in the shareholders’ register and whose shares are registered with that Stock Exchange member, if the shareholder gives notice that he so wishes, and provided that such notice is given with regard to a particular securities account and at a time prior to the Record Date. A shareholder whose shares are registered with a Stock Exchange member is entitled to receive a confirmation of ownership from the Stock Exchange member through whom he holds his shares, at the branch of the Stock Exchange member or by mail to his address in consideration for delivery fees only, if such are demanded. A request in this connection is to be given in advance for a particular securities account. The voting ballot is to be delivered to the Company’s offices, at the address referred to above, such that the voting ballot reaches the Company’s offices not later than 72 hours prior to the time of opening the general meeting. The last date for providing a position paper to the Company is up to 10 days after the Record Date.

8.7.	One or more shareholders holding shares constituting five percent or more of the total voting rights of the Company (namely, 8,851,205 shares), and also any person holding the aforesaid percentage of the total voting rights that are not held by the controlling shareholder of the Company (namely, 4,369,427 shares), are entitled to view the voting ballots as set forth in Regulation 10 of the Companies Regulations (Voting Balance and Position Papers), 2005.

9.	Powers of the Israel Securities Authority

The Israel Securities Authority (or an employee thereof who has been authorized by it for this purpose) may instruct the Company to provide additional explanations, details, information and/or documents in connection with the matters set forth in this report or may order this report to be amended. If the amendment of this report is mandated, the Israel Securities Authority may order the postponement of the date of the general meeting to a date not earlier than three business days and not later than thirty five days from the date of publishing the amendment to this report.

10.	Viewing the documents

The text of the proposed resolutions may be viewed at the Company’s offices at the address stated above, during normal working hours and with prior coordination (telephone: 03-6948000, fax: 03-6961910).

11.	The Company’s representatives for the purpose of dealing with the immediate report

Adv. Tomer Sela; Adv. Noa Uri-Burla; Adv. Katya Matarov

Meitar Liquornik Geva Leshem Tal, Advs.

16 Abba Hillel Road, Ramat Gan, Israel

Telephone: 03-6103100; fax: 03-3103111

Gazit-Globe Ltd.

Signed by:	Gil Kotler, Senior Executive Vice President and Chief Financial Officer Varda Zuntz, VP Corporate Responsibility

Appendix A

[Translated from Hebrew]

Text of the Deed of Indemnification

DEED OF EXEMPTION AND INDEMNIFICATION UNDERTAKING

This undertaking relates to the following terms, whose interpretation is presented next to them:

“The Company”	-	Gazit-Globe Ltd.

“Administrative Process”	-	A process pursuant to Chapter H3 (Imposition of a Financial Sanction by the Israel Securities Authorities), Chapter H4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or Chapter I1 (Arrangement for Prevention of Taking Measures or for Cessation of Measures Contingent on Conditions) of the Securities Law.

“Companies Law”	-	The Companies Law, 1999 and any law that amends or replaces said law, in effect from time to time.

“Securities Law”	-	The Securities Law, 1968 and any law that amends or replaces said law, in effect from time to time.

“Officer”	-	Any person who serves the Company from time to time as an officer, as this term is defined in Section 1 of the Companies Law, including an officer of the Company who serves on behalf of the Company with another company, in which the Company has a holding of at least 25% of the ownership rights and/or the voting rights and/or the rights to appoint directors (hereinafter: “an Officer of Another Company”).

“Officers Insurance Policy” or “Policy”	-	A directors’ and officers’ liability insurance policy purchased or to be purchased by the Company, irrespective of whether this is one policy or more than one policy.

“The Index”	-	The Israeli consumer price index (the general index) as published from time to time by the Central Bureau of Research and Statistics, part of the Israeli Prime Minister’s Office.

Whereas	The Officers of the Company have an Officers Insurance Policy;

And whereas	The coverage, the financial scope or the terms of the Officers Insurance Policy might not fully insure the Officers in any claim filed (if such were to be filed) against the Officers;

And whereas	The Company wishes to grant the Officers an independent undertaking of indemnification, in addition to the insurance;

And whereas	This deed of undertaking does not apply to the situations specified in Section 263 of the Companies Law;

And whereas	This deed of undertaking serves to extend the right of the Officers to indemnification and does not restrict it and it should accordingly be broadly interpreted subject to the restrictions of the law.

1.	Indemnification Undertaking

Subject to the terms specified in this deed of undertaking and the provisions of the Companies Law and the Securities Law –

1.1	The Company hereby irrevocably undertakes to indemnify any of its Officers for any financial obligation imposed on him in favor of another person pursuant to a judgment, including a judgment granted in a compromise settlement or an arbitration verdict ratified by a court, due to actions taken or to be taken in his capacity as an Officer of the Company or as an Officer of Another Company (including actions prior to the date of this deed of undertaking), which are connected, directly or indirectly, with one or more of the events specified in the addendum to the deed of undertaking or any part thereof or anything connected therewith, directly or indirectly (hereinafter: “the Addendum”), provided that the maximum amount of the indemnification does not exceed the amount referred to in clause 2 below.

1.2	Likewise, the Company hereby irrevocably undertakes to indemnify any of its Officers for any obligation or expense as specified in clauses 1.2.1-1.2.4 below, imposed on him or expended due to actions taken or to be taken in his capacity as an Officer of the Company or as an Officer of Another Company (including actions prior to the date of this deed of undertaking), provided that the maximum amount of the indemnification does not exceed the amount referred to in clause 2 below.

1.2.1	Reasonable hearing expenses, including lawyers’ professional fees that are expended by an Officer as the result of an investigation or proceedings taken against him by an authority authorized to conduct an investigation or process, and that terminated without an indictment being filed against him and without a financial obligation being imposed upon him as an alternative to criminal proceedings, or that terminated without an indictment being filed against him and without a financial obligation being imposed upon him as an alternative to criminal proceedings for an offense not requiring proof of criminal intent;

In this paragraph –

Termination of proceedings without the filing of an indictment in a matter regarding which a criminal investigation was instigated – means the closing of the file pursuant to Section 62 of the Criminal Procedure Law (Consolidated Version), 1982 (in this sub-clause: “the Criminal Procedure Law”) or a stay of proceedings by the state attorney for the government pursuant to Section 231 of the Criminal Procedure Law;

A financial obligation as an alternative to criminal proceedings – a financial obligation imposed under the law as an alternative to criminal proceedings, including an administrative fine pursuant to the Administrative Offenses Law, 1985, a fine for an offense determined to be a finable offense pursuant to the Criminal Procedure Law, a financial sanction, or a forfeit.

1.2.2	Reasonable hearing expenses, including lawyers’ professional fees that are expended by an Officer or that are levied on him by the court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal indictment where he is found innocent or where he is found guilty of an offense that does not require proof of criminal intent.

1.2.3	A financial obligation imposed upon him vis-à-vis a victim of a breach in administrative proceedings, as stated in Section 52BBB(A)(1)(a) of the Securities Law.

1.2.4	Expenses expended in connection with administrative proceedings conducted with regard thereto, as well as reasonable hearing expenses, including lawyers’ professional fees.

2.	Indemnification Amount

2.1	The indemnification amount that the Company might pay to all the Officers of the Company and/or the Officers of Another Company, cumulatively, under the present deed of undertaking for a single set of events from among the events specified in the Addendum will not exceed 20% of the Company’s equity pursuant to the last financial statements of the Company published prior to the actual payment of the indemnification (hereinafter: “the Maximum Indemnification Amount”).

2.2	If the total of the indemnification amounts that the Company is required to pay exceeds the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount (as it is at that particular time) pursuant to clause 2.1 above, the Maximum Indemnification Amount or the balance, as the case may be, will be divided between the Officers entitled to indemnification, in such a way that the indemnification amount that each of the Officers will actually receive will be calculated according to the ratio between the indemnification amount due to each of the Officers, with respect to the obligations or expenses that he has to bear as a result of the legal proceedings, and the indemnification amount due to all the aforesaid Officers, with respect to the obligations or expenses that they have to bear as a result of the legal proceedings, cumulatively with respect to said event.

2.3	In the event of the Officer receiving indemnification or being entitled to receive indemnification from the insurer of the Officers Insurance Policy, with respect to the event that is the subject of the indemnification, the indemnification will be granted with respect to the difference between the amount of the financial obligation imposed on the Officer and/or the legal expenses that the Officer expended or was liable for, as referred to in clause 2 above, and the amount received from the insurer with respect to said matter, provided that the indemnification amount that the Company will be liable for pursuant to this deed of undertaking will not exceed the Maximum Indemnification Amount.

3.	Attending to a Claim

In every instance where an Officer might be entitled to indemnification as referred to above, the Officer and the Company will act as follows:

3.1	The Officer will inform the Company in writing of any legal proceedings instigated against him and of every suspicion or threat that legal proceedings are to be filed against him and of circumstances brought to his attention that could lead to the filing of legal proceedings against him (hereinafter: “the Proceedings”), and will do so as soon as possible after first becoming aware of this and will provide, without delay, to the Company or to whosoever the Company designates, a copy of every document sent to him in connection with the said Proceedings.

3.2	The Officer will cooperate fully with the Company and with whosoever the Company designates, including with the insurer of the Officers Insurance Policy, and will provide all information required in connection with the claim and will also comply with all other provisions of the Policy in connection with mounting a defense against a claim.

3.3	The Company will be entitled to take the legal defense of the Officer in the Proceedings upon itself and to consign the handling of the defense to a lawyer, whose identity will be determined by the Company at its discretion, taking into consideration the Company’s obligations pursuant to the Officers Insurance Policy and the possibility of a lawyer being appointed on behalf of the insurer (hereinafter: “the Company’s Attorney”).

3.4	Notwithstanding the contents of clause 3.3 above, the Officer may object to being represented by the Company’s Attorney for reasonable reasons or in circumstances where, in the opinion of the Officer or in the opinion of the Company’s Attorney, there is a conflict of interests between the Officer’s defense and the defense of the Company.

3.5	If, within fourteen days of receiving the notice referred to in clause 3.1 above, the Company (or the insurer) does not take the defense of the Officer in the Proceedings upon itself, or if the Officer and/or the Company’s Attorney have objected to his being represented by the Company’s Attorney in the circumstances referred to in clause 3.4 above, the Officer may consign the handling of the defense to a lawyer chosen by himself (hereinafter: “the Other Attorney”), with the proviso that the amount of the professional fees to be paid to the Other Attorney will require the approval of the Company’s Audit Committee, which will examine their reasonableness. The Officer will be given the opportunity to appear and argue before the Audit Committee, and the Audit Committee will explain its decision. The Officer may appeal the decision to the Board of Directors and the Officer will be given the opportunity to appear and argue before the Board of Directors. If the full amount of the professional fees requested is not approved, and the Officer decides not to forgo engaging the services of the Other Attorney, the Officer will be entitled – if he so desires – to accept from the Company the amount of reasonable professional fees approved for him, with the balance being paid by the Officer from his own pocket.

3.6	Notwithstanding the contents of clauses 3.4 and 3.5 above, if the Officers Insurance Policy is applicable to the matter, the Company will act in accordance with the provisions of the Policy in all matters pertaining to disputes with the insurer regarding the identity of the representing attorney. Pursuant to the provisions of the Policy, if the handling of the defense is consigned to the Other Attorney, due to the circumstances of the matter, the Insurer will be permitted to be released from his obligation or to have his obligation reduced, and the provisions of the Policy will prevail in this matter over any agreement between the Officer and the Company. However, the Company is to make every reasonable effort within its capabilities pursuant to the Policy to comply with the wishes of the Officer.

3.7	If the Company decides to take the defense of the Officer in the Proceedings upon itself and the Officer does not object to this in the circumstances referred to in clause 3.4 above, the Officer will sign, at the request of the Company, an authorization deed empowering the Company, and also the Company’s Attorney, to attend to the defense in the Proceedings in his name and to represent him in all matters connected with this defense, and the Company and the Company’s Attorney will be permitted to attend to the aforesaid exclusively (while reporting regularly to the Officer and consulting with him and with his legal advisors) and will be permitted to bring the Proceedings to a close, if this is deemed fitting, subject to the contents of clause 3.15 below.

3.8	The Officer will cooperate with the Company and with the Company’s Attorney in any reasonable manner that either of the latter may request within the context of dealing with the Proceedings, including the signing of petitions, affidavits and any other document.

3.9	If the Company decides to take the defense of the Officer in the Proceedings upon itself and the Officer does not object to this in the circumstances referred to in clause 3.4 above, the Company will bear all the expenses and payments pertaining thereto, whereby the Officer will not be asked to pay for these, or to finance them, from his own pocket, and the Company will not hold the Officer liable under this deed of undertaking for legal expenses, including lawyers’ professional fees, expended by the Officer in mounting a defense in the Proceedings.

3.10	At the request of the Officer, the Company will pay him, as an advance, the amount (or amounts) needed by him to cover reasonable expenses borne by the Officer, including lawyers’ professional fees, and for which the Officer is entitled to be indemnified pursuant to this deed of undertaking. The amounts of the advance will be agreed between the Officer and the Company and, in the event of failing to reach agreement – will be determined by an arbitrator agreed upon by the parties.

3.11	If the Company has paid any amount to the Officer by virtue of the indemnification undertaking, whether as an advance or whether for another purpose, and it is subsequently revealed that the Officer must refund it, either wholly or partially, due to the fact that he was not entitled to indemnification, due to Section 263 of the Companies Law or due to any provision of another law, the amount of the refund will be subject to Index linkage differences, as well as to interest at the rates normally charged by Bank Hapoalim Ltd. on Index-linked loans, from the date that the amount was paid through to the date of it being repaid.

3.12	If the Company has paid any amount to the Officer by virtue of the indemnification undertaking, and subsequently the charge for which the amount was paid was cancelled or the amount was reduced for any reason whatsoever, the Officer will assign to the Company his full rights to the refund of the amount from the plaintiff in the Proceedings and will do whatever is necessary in order for this assignment to be valid and for the Company to be able to exercise it, and, having done so – will be exempt from having to repay the amount for which the refund right was assigned. If he has not done so, the Officer will be liable to repay the amount, or part thereof, as the case may be, together with linkage differences and interest at the rates and for the period according to which he is entitled to the refund of the amount from the plaintiff.

3.13	If the Company’s Attorney represented the Company and the Officer in the Proceedings, and it is subsequently revealed that the Officer was not entitled to indemnification, due to Section 263 of the Companies Law or due to any provision of another law, and a dispute arises over the Officer’s liability to refund legal expenses or over the amounts of the refund, the dispute will be resolved by an arbitrator agreed upon by the parties. The Company will bear the arbitration expenses, including lawyers’ professional fees, unless the arbitrator rules in his decision that the Officer’s use of the arbitration proceedings was not in good faith. The arbitrator will be appointed according to the procedure prescribed in clause 3.14 below.

3.14	The Officer is not to agree to a compromise settlement or to having the Proceedings resolved through arbitration, unless the Company has first agreed to this in writing and, should the consent of the insurer be necessary, then after having received the consent of the insurer of the Officers Insurance Policy. The Company will not agree to a compromise settlement unless the compromise agreement does not expose the Company and/or the Officer to additional claims by the plaintiff or plaintiffs and that the agreement does not contain any admission or recognition of the Officers’ responsibility for the cause that is the subject of the Proceedings. The Company will bring the details of the compromise agreement to the attention of the Officers. In the event of there being a dispute between the Company and the Officer or Officers over the question of whether the compromise agreement meets the provisions of this clause, the dispute will be brought for speedy resolution before an arbitrator, who will be appointed at the request of the Company or an Officer. The arbitrator will be appointed with the consent of the parties within seven days following the request of either of the parties to have the dispute resolved by an arbitrator and, if an accord cannot be reached between the parties regarding the identity of the arbitrator, the identity of the arbitrator will be decided upon by the Chairman of the Israel Bar Association. The Company will bear the arbitration expenses, including lawyers’ professional fees.

3.15	The Company, as well as the Company’s Attorney, will not agree to a compromise settlement the amount of which exceeds the indemnification amount to which the Officer would be entitled to, unless first agreed to in writing by the Officer and, should the consent of the insurer be necessary – then after having first received the consent of the insurer.

4.	Validity of the Undertaking

4.1	The indemnification undertaking will be valid in relation to measures that will be taken against the Officer during the course of his work or his service with the Company and also in relation to measures that will be taken against him, as well as against his estate, subsequent to the date of terminating his work or his service with the Company, provided that these relate to actions taken by him from the date of his being appointed an Officer, while or due to being an Officer of the Company or as a result thereof. The indemnification undertaking will also stand to the good of the Officer’s estate, his heirs and his other subrogates in accordance with the law.

4.2	The Company will not be asked, pursuant to this deed of indemnification undertaking, to pay any money that is actually to be paid to an Officer or for him or in his place, by any means whatsoever, within the framework of insurance purchased by the Company or within the framework of insurance purchased by a company under the control of the Company or a corporation related to the Company (if the Officer serves therein as an Officer at the Company’s request) or any indemnification undertaking of a company under the control of the Company or a related corporation or any other person apart from the Company.

4.3	Nothing in this deed of indemnification undertaking will be deemed as prejudicing or derogating from the Company’s undertakings pursuant to deeds of indemnification granted to the Officers of the Company before the present deed of undertaking went into effect, insofar as such undertakings are legally valid, provided that the Company is not liable to indemnify the Officers for a particular event both under the previous deed of indemnification and also under this deed of undertaking.

4.4	Nothing in this deed of undertaking will be deemed as cancelling or derogating or renouncing another indemnification that the Officer is entitled to from another source pursuant to the provisions of any law or pursuant to any other undertaking subject to the final section of clause 5.3 above.

4.5	Nothing in this deed of undertaking will be deemed as restricting the Company or as preventing it from granting indemnification or special additional indemnifications to the Officer, provided that this does not derogate or prejudice the indemnification undertakings that are the subject of this deed of indemnification.

4.6	Nothing in this deed of undertaking will be deemed as restricting the Company or as preventing it from increasing the Maximum Indemnification Amount for the indemnifiable events, whether because of a reduction in the insurance coverage under the Officers Insurance Policy or because the Company is unable to obtain Officers insurance that will cover the indemnifiable events at reasonable terms or for any other reason, provided that the aforesaid decision is taken in the manner prescribed in the Companies Law.

4.7	The Company’s undertakings under this deed of undertaking will be interpreted broadly and in a manner intended for their fulfillment, to the extent possible pursuant to the law, for the purpose for which they were intended. In the event of any contradiction between any provision in this deed of undertaking and the provision of any law, that cannot be made conditional thereto, or altered or added thereto, the provision of the aforesaid law will prevail, but this will not suffice to prejudice or to derogate from the validity of the remaining provisions of this deed of undertaking.

4.8	To remove any uncertainty, it is hereby stated that this deed of undertaking does not constitute a contract in favor of a third party and it is not assignable.

5.	An indemnification undertaking in favor of an Officer of the Company under this deed of undertaking will also apply to an Officer of Another Company, as defined in the prelude to this deed of indemnification, mutatis mutandis, with respect to events and actions that take place within the framework of his service or his duties with Another Company.

ADDENDUM TO DEED OF INDEMNIFICATION – GAZIT-GLOBE LTD.

THE EVENTS

1.	Investments that are made by the Company and/or by a subsidiary in various corporations, and actions in connection therewith, including investments that the Company makes in properties, whether prior or subsequent to the making of the investment, including evaluating the investment, entering into an agreement for the investment transaction, obtaining the necessary approvals, executing the investment, monitoring and supervising it , activating means of control in relation to the investment (including voting at general meetings of the companies in which the investment was made, appointing directors therein, etc.), as well as the disposal of the investment.

The aforesaid will also cover the following types of transactions: sales, acquisitions (including by way of the exercise of an option or another convertible security, and also by way of purchase offers filed by the Company), the lending, pledge or holding of securities (both listed and unlisted).

The aforesaid will also cover indirect investments, for instance, by means of entities that are themselves engaged in investments (such as, venture capital funds, hedge funds and private equity funds).

2.	The receipt of credit, the transfer, sale, lease or acquisition of assets or liabilities, including securities or the grant or receipt of a usage right in any of these, or the grant of any other right in any of these or another agreement relating to the rights in the assets of the Company or to make use of them, as well as any action pertaining directly and/or indirectly to the aforesaid transaction.

3.	Reporting (including immediate, periodic or other reporting), a disclosure, notice or the provision of information, a declaration or documents in another way (or refraining from any of these) pursuant to the Companies Law, the Securities Law, the Restrictive Trade Practices Law, 1988, tax laws, together with the laws amending or replacing the above laws, as well as the regulations, orders, guidelines, rules or directives of any authorized agency enacted thereunder (including the Israel Securities Authority, the Antitrust Authority, the Tax Authority, the National Insurance Institute, government ministries and bodies) (hereinafter: “the State Authorities”) (hereinafter: “the Laws Relevant to the Business Sphere”) or pursuant to the laws, regulations, orders, guidelines, rules or directives that address similar overseas matters, or pursuant to rules or guidelines followed by stock exchanges in Israel and abroad, and/or refraining from filing such reports or notices.

4.	The issuance and/or receipt of licenses, permits and approvals in Israel and/or overseas (including with regard to planning and construction matters and environmental issues), keeping to and complying with the terms included therein or by virtue thereof, as well as the provision of information in connection with the aforesaid licenses, permits and approvals, whether these are by virtue of the Laws Relevant to the Business Sphere or whether they are by virtue of any other law (or refraining from any of the aforesaid).

5.	Making a payment or refraining from making a payment to any of the State Authorities, whether by virtue of the Laws Relevant to the Business Sphere or whether by virtue of any other law, including payments of income tax, sales tax, betterment tax, transfer taxes, excise duties, value added tax, stamp duties, customs, National Insurance payments, municipal levies, fees, imposts, as well as all types of fines, interest and supplements with respect to linkage.

6.	Proper disclosure, including the provision of information as required pursuant to the Laws Relevant to the Business Sphere.

7.	Participation in tenders.

8.	Publicizing and/or marketing the activities and business of the Company.

9.	An utterance or statement (including the presentation of a position or an opinion) made by the Officer during the course of his duties and by virtue of his position, including within the framework of general meetings, meetings of the Board of Directors, and discussions and activities of other organs of corporations of any kind.

10.	Making (or the absence of making) arrangements for proper insurance.

11.	Determining business policy and setting exposure ceilings and limits, including with customers and service providers, as well as from the aspect of investments, financing and credit (or refraining from setting the aforesaid policy or limits).

12.	Harming, violating or misusing intellectual property rights of any third party.

13.	A discharge of fluids, emission, leakage, diffusion, spillage or other form of pollution (hereinafter: “Pollution”), or a risk of Pollution or exposure to any kind of poisonous, explosive or otherwise dangerous material, waste or other materials, the treatment of which is governed by the environmental laws, in every location owned, possessed or used by the Company or where it operates.

14.	Issuing and/or offering securities, including, but without derogating from the generality of the aforesaid, an offering of securities to the public pursuant to a prospectus, a shelf prospectus, a shelf offer report, a private offering, or an offering of securities by any other means (including a sale offer), and everything pertaining thereto, including the conduct of due diligence examinations, the provision of written or oral information, the preparation and signature of a prospectus, financial statements, opinions, reports pursuant to any law, and other offer documents.

15.	Purchase offers for the Company’s securities, including in connection with an opinion of the Company’s Board of Directors in the case of a special purchase offer, as defined in the Companies Law, or the refraining from giving such an opinion.

16.	A restructuring of the Company or its reorganization (whether at the corporate level or at the organizational-operational level) and any decision pertaining thereto, including, but without derogating from the generality of the aforesaid, a merger, split, allocation, change in the Company’s capital or its sale; a winding-up or sale, or a winding-up or sale of subsidiaries, receivership, creditors arrangement, stay of proceedings or similar proceedings involving the Company.

17.	A distribution (as defined in the Companies Law).

18.	Preparing or approving financial statements.

19.	A determination by the Board of Directors that a director possesses accounting and financial expertise and a determination by the Board of Directors that a director possesses professional qualifications.

20.	Formulating and executing business plans or forecasts in connection with the Company. Formulating and executing work plans, including costing, marketing, distribution, and guidelines for employees, agents, suppliers and other service providers.

21.	Providing information to the shareholders of the Company, including interested parties therein (or refraining from all the aforesaid).

22.	Engagement of employees, including labor relations, work safety (including personal injury to employees and third parties), compensation, grant of options, other securities and other benefits, retirement and pension arrangements.

23.	Entering into agreements (including negotiations) with service providers, including suppliers, contractors and advisors.

24.	Any action that causes personal injury, sickness, death, or damage to property (including loss of use thereof).

In this Addendum, “the Company” means the Company and/or corporations whose securities are held by the Company.

Each of the events specified above also applies in connection with the service of the Officer of Another Company, as defined in the prelude to the above deed of indemnification.

In each of the events specified above – including in connection with documents associated with the aforesaid matters and in connection with the actions and decisions associated with the aforesaid matters, and in connection with representations and commitments made in relation to the aforesaid matters, including such representations and commitments made to third parties (including the State Authorities) or to the Company or to anyone acting on its behalf (including to its advisors, such as accountants, lawyers, etc.).

In each of the events specified above – whether they took place in Israel or whether they took place abroad.

Wherever reference is made anywhere in the aforesaid to any action, this also refers to not taking an action (viz., omission, as well as commission) or its commission in a defective manner (including failure to take the legally-required action or its commission in a defective manner that fails to meet the legal requirements), including decision making, except where, within the context of the matters referred to in a specific provision, such an interpretation cannot be supported.

Appendix B1

Declaration of Eligibility of Mr. Shaiy Pilpel, who is a Candidate to Serve as a Director

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Shaiy Pilpel, I.D No. 04165353, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

5.	I have not served as a director of the Company for a period of over nine (9) consecutive years.[4]

6.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

[1]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[3]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.
[4]	For the purpose of this section, if a candidate ceases to serve as a director for less than two (2) years, he/she will not be regarded as ceasing to hold office during that period.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

7.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

8.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

9.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

10.	Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[5] of the Companies Law.

11.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

12.	Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am considered an independent director for the purpose of serving on the audit committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

13.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

14.	Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

15.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

16.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

/s/ Shaiy Pilpel

[5]	An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled to from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for purposes hereof , commitment for indemnification, indemnification or insurance shall not be regarded as “remuneration”.

Appendix B2

Declaration of Eligibility of Mr. Gary Epstein, who is a Candidate to Serve as a Director

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”) and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000 (the “Relief Regulations”)

I, Gary Epstein, U.S passport No. 452063713, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(c)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(d)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

[1]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[3]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

5.	I have not served as a director of the Company for a period of over nine (9) consecutive years.[4]

6.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

7.	Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am considered an independent director for the purpose of serving on the audit committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

8.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

9.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

[4]	For the purpose of this section, if a candidate ceases to serve as a director for less than two (2) years, he/she will not be regarded as ceasing to hold office during that period.

10.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

11.	Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[5] of the Companies Law.

12.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

13.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

14.	Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

15.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

16.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

/s/ Gary Epstein

[5]	An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled to from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for purposes hereof, commitment for indemnification, indemnification or insurance shall not be regarded as “remuneration”.

Appendix B3

Declaration of Eligibility of Mr. Douglas Sesler, who is a Candidate to Serve as a Director

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”) and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000 (the “Relief Regulations”)

I, Douglas W. Sesler, U.S passport No. 113179460, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(e)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(f)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

5.	I have not served as a director of the Company for a period of over nine (9) consecutive years.[4]

6.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

7.	Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am considered an independent director for the purpose of serving on the audit committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

[1]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[3]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.
[4]	For the purpose of this section, if a candidate ceases to serve as a director for less than two (2) years ,he/she will not be regarded as ceasing to hold office during that period.

8.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

9.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

10.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

11.	Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[5] of the Companies Law.

12.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

13.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

14.	Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

15.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

16.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

/s/ Douglas Sesler

[5]	An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled to from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for purposes hereof, commitment for indemnification, indemnification or insurance shall not be regarded as “remuneration”.

Appendix B4

Declaration of Eligibility of Ms. Noga Knaz, who is a Candidate to Serve as a Director

STATEMENT OF A CANDIDATE TO SERVE AS AN EXTERNAL DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Noga Knaz, Israeli I.D No. 22433072, having agreed to be appointed and to serve as an External Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(g)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(h)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

[1]	Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]	Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[3]	Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

5.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

6.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

7.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

8.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

9.	Without derogating from section 5 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[4] of the Companies Law.

[4]	An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled to from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for the purposes hereof, commitment for indemnification, indemnification or insurance shall not be regarded as “remuneration”.

10.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

11.	Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am considered an independent director for the purpose of serving on the audit committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

12.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

13.	Prior to my consent to serve as an External Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an External Director of the Company.

14.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an External Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

15.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

/s/ Noga Knaz

Appendix C

Details of the Compensation to Which Messrs. Shaiy Pilpel, Gary Epstein and Douglas Sesler and also Ms. Noga Knaz are Entitled, by Virtue of Their Serving as Directors of the Company

1.	Directors’ fees

Messrs. Shaiy Pilpel, Gary Epstein and Douglas Sesler and also Ms. Noga Knaz will be entitled to the fees detailed below from the date of their appointment. Messrs. Shaiy Pilpel, Gary Epstein and Douglas Sesler and also Ms. Noga Knaz, like the rest of the Company’s directors who meet the expertise criteria of an expert external director (other than the directors who hold other positions in the Company) are entitled to a proportionate fee as stated in Regulation 8A of the Companies Regulations (Rules Regarding Fees and Expenses for an External Director), 2000 (the “Fees Regulations”), as detailed below: an annual fee of U.S.$ 56,000 and a fee of U.S.$ 1,480 per meeting, all being subject to the proviso that in no event (due to changes in the exchange rate of the shekel against the U.S. dollar) will the amount of the aforesaid fees be less than the minimum amount prescribed for a company with the Company’s ranking in the second and third schedules of the Fees Regulations and will also not be more than 50% greater than the maximum amount for a company with the Company’s ranking in the second, third and fourth schedules, as the case may be, of the Fees Regulations (with these minimum and maximum amounts being linked to the consumer price index in accordance with the provisions of the Fees Regulations). The payments with respect to participation in meetings held by telephone amount to 60% of the participation fee prescribed above, and the payment with respect to written resolutions amounts to 50% of the participation fee prescribed above.

2.	Exemption, indemnification and insurance

Messrs.Shaiy Pilpel, Gary Epstein and Douglas Sesler and also Ms. Noga Knaz will be entitled to benefit from the Company’s indemnification, exemption and officers’ insurance arrangements, as set forth below, like the rest of the Company’s directors. Messrs.Shaiy Pilpel, Gary Epstein and Douglas Sesler and also Ms. Noga Knaz are entitled to benefit from the Company’s indemnification, exemption and officers’ insurance arrangements, as approved (or as will be approved from time to time) across the board. As of the date of this report, the coverage limit of the existing officers’ insurance is U.S.$ 100 million (per event and per year). Moreover, Messrs.Shaiy Pilpel, Gary Epstein and Douglas Sesler and also Ms. Noga Knaz are entitled to an insurance policy to cover the liability of the Company and the directors and the officers thereof, as approved by the general meeting on January 12, 2012, with respect to publication of the Company’s prospectus and an offering of its securities in the United States (POSI – Public Offering of Securities Insurance) for a period of seven years (the “Insurance Period”) with coverage limits that will not exceed U.S.$ 100 million per event and for the insurance period. For details, refer to the immediate report dated December 5, 2011 regarding the convening of a general meeting, reference no.: 2011-01-0353178, and the immediate report dated January 12, 2012 regarding the outcome of the general meeting, reference no.: 2012-01-014208; the information included therein is hereby presented by means of this reference.

In addition, in accordance with the provisions of the Company’s articles of association and in accordance with the resolution of the Company’s general meeting from December 31, 2006, the Company has undertaken to indemnify in advance anyone serving as an officer or director of the Company (including external directors), including officers of the Company who hold office on behalf of the Company in another company in which the Company has an interest of at least 25% in the capital and/or the voting rights and/or the right to appoint directors. The indemnification undertaking has been provided with respect to obligations and expenses, in accordance with the provisions of the Companies Law, with regard to a series of events (the indemnification causes) that are specified in the deed of indemnification. The maximum cumulative indemnification amount which the Company might pay any officer or director, as aforesaid, under the deed of indemnification, will be no greater than 20% of the Company’s equity according to its last financial statements published prior to the actual indemnification payment. Moreover, the Company has resolved to exempt in advance the aforesaid officers and directors from liability for damage caused and/or that will be caused to the Company by the officer or director due to breach of the duty of care toward it, other than in the case of a breach of the duty of care in making a distribution (as defined in the Companies Law). On December 13, 2011, the general meeting of the Company approved revised terms of indemnification for the officers and directors of the Company, thereby allowing indemnification within the limits permitted by the Efficiency of Enforcement Procedures of the Israel Securities Authority (Legislative Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer or director in breach was required to pay for damage caused to said party as specified in Section 52BBB(A)(1)(a) of the Securities Law, or for expenses incurred by an officer or director in connection with the administrative proceeding in his case, including reasonable litigation expenses, and including attorney’s fees. For details, refer to the immediate report dated November 8, 2011 (reference no.: 2011-01-320382), regarding the convening of a general meeting, and the immediate report dated December 13, 2011 (reference no.: 2011-01-320382), regarding the outcome of the general meeting; the information included therein is hereby presented by means of this reference.